UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Marriott Vacations Worldwide Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57164Y107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒ Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57164Y107	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS David Sheets Marriott
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 19,857*
	6.	SHARED VOTING POWER 2,052,028**
	7.	SOLE DISPOSITIVE POWER 19,857*
	8.	SHARED DISPOSITIVE POWER 2,052,028**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,071,885
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%***
12.	TYPE OF REPORTING PERSON (see Instructions) IN

*	Consists of 19,857 shares held directly by David Sheets Marriott.

**	Consists of the following: (a) 2,002,797 shares beneficially owned by JWM Family Enterprises, Inc., for which David Sheets Marriott serves as a director; (b) 533 shares held by David Sheets Marriott’s spouse; (c) 8,096 shares held by four trusts for the benefit of David Sheets Marriott’s children, for which David Sheets Marriott serves as a trustee; (d) 25,000 shares beneficially owned by six trusts for the benefit of the grandchildren and great-grandchildren of J.W. Marriott, Jr., for which David Sheets Marriott serves as a trustee; (e) 7,166 shares held by a trust for the benefit of Juliana B. Marriott, for which David Sheets Marriott serves as a trustee; (f) 4,132 shares in two trusts for the benefit of his nephew, Stephen Blake Marriott, for which David Sheets Marriott serves as trustee; and (g) 4,304 in two trusts for the benefit of his niece, Jennifer Jackson, for which David Sheets Marriott serves as trustee. Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

***	The denominator is based on the 41,062,766 shares of common stock outstanding as of November 3, 2020, as reported on the cover page of the Form 10-Q for the quarterly period ended September 30, 2020 filed by Marriott Vacations Worldwide Corporation.

CUSIP No. 57164Y107	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: Marriott Vacations Worldwide Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 6649 Westwood Boulevard Orlando, FL 32821

Item 2.

(a)	Name of Person Filing: David Sheets Marriott

(b)	Address of Principal Business Office or, if None, Residence: David Sheets Marriott 10400 Fernwood Road Bethesda, MD 20817

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share

(e)	CUSIP Number: 57164Y107

CUSIP No. 57164Y107	13G	Page 4 of 5 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.  Ownership.

Reference is made to Items 5-9 and 11 and the footnotes thereto on page 2 of this Schedule 13G, which are incorporated by reference herein.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Reference is made to the footnotes to Items 6 and 8 on page 2 of this Schedule 13G, which are incorporated by reference herein.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 57164Y107	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021 (Date)

/s/ David Sheets Marriott (Signature)

David Sheets Marriott (Name and Title)